

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Robert G. Haiman
Executive Vice President, General Counsel & Secretary
ASHFORD HOSPITALITY TRUST INC
14185 Dallas Parkway, Suit 1200
Dallas, Texas 75254

Re: ASHFORD HOSPITALITY TRUST INC
 Registration Statement on Form S-11
 Filed June 21, 2021
 File No. 333-257192

Dear Mr. Haiman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Appleby at 202-551-2374 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction